TITAN INTERNATIONAL, INC.

March 15, 2016

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:    Titan International, Inc.
Form 10-K for the Year ended December 31, 2015
Filed February 24, 2016
File No. 1-12936

Dear Ms. Blye,

We have received your letter dated March 9, 2016, regarding the review of the above mentioned filing of Titan International, Inc. (the “Company”). Please see the attached Exhibit A for the Company’s responses to your letter.

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact John Hrudicka at 217-228-6882 or Mike Troyanovich at 217-221-4389 if you have any questions concerning the Company’s response.

Sincerely,

/s/ JOHN HRUDICKA	/s/ MICHAEL G. TROYANOVICH
John Hrudicka	Michael G. Troyanovich
Chief Financial Officer	Secretary and General Counsel

Cc:    Pradip Bhumik
Special Counsel
Pamela Long
Assistant Director
Division of Corporation Finance

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EXHIBIT A - COMMENTS & RESPONSES

Form 10-K for the Year Ended December 31, 2015

General

1.
We note a press release dated November 6, 2015, on your website, announcing that you entered into a licensing agreement with The Goodyear Tire & Rubber Company to distribute and sell Goodyear-brand farm tires in countries including Sudan and Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through direct or indirect arrangements. You should describe any products, services or technology you have provided into Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities they control.

Response to comment 1:

Although the licensing agreement described in the November 6, 2015, press release permits Titan to distribute and sell Goodyear-brand farm tires in a large number of countries, including Sudan and Syria, it does not require Titan to do so. The licensing agreement covers a large number of countries where Titan does not currently do business and has no present intention of doing business; the agreement was drafted very broadly as a matter of convenience to avoid having to negotiate a new licensing agreement every time a new opportunity in a new country presented itself. For at least the past five fiscal years and through this date, Titan has not had any contacts with Sudan or Syria, whether through direct or indirect arrangements, and presently does not anticipate any contacts with Sudan or Syria. Titan has not provided any products, services or technology into Sudan or Syria, directly or indirectly, and Titan has had no agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response to comment 2:

For the reasons stated in the response to paragraph 1, the comments made in paragraph 2 of the comment letter are not applicable.

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